UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


      ----
     / X /     Annual Report Pursuant to Section 13 or 15(d) of the Securities
     ----      Exchange Act of 1934 for the Year Ended December 31, 2008


                  Or


       ----
     /    /    Transition Report Pursuant to Section 15(d) of the Securities
      ----     Exchange Act of 1934


      For the transition period from ______________________ to _________________

      Commission File No. 1-9232


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:



                  Volt Information Sciences, Inc. Savings Plan
                  --------------------------------------------



         B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                                    Volt Information Sciences, Inc.
                                    -------------------------------
                                    1600 Stewart Ave, Suite 100
                                    -------------------------------
                                    Westbury, NY 11590
                                    -------------------------------

                  VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
                                    FORM 11-K
                                TABLE OF CONTENTS






                                                                                                          Page No.
                                                                                                          --------

        Report of Independent Registered Public Accounting Firm                                              2

    (a) Financial Statements:

        Statements of Net Assets Available for Benefits - December 31, 2008
              and December 31, 2007                                                                          3

        Statements of Changes in Net Assets Available for Benefits -
               For the years ended December 31, 2008 and December 31, 2007                                   4

        Notes to Financial Statements                                                                        5

        Supplemental Schedule:
        Schedule of Assets (Held at End of Year)                                                            14


Signature                                                                                                   15

    (b) Exhibit:
        Consent of Independent Registered Public Accounting Firm                                            16

             Report of Independent Registered Public Accounting Firm


The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/Mitchell & Titus, LLP

New York, New York
June 25, 2009

                  Volt Information Sciences, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                      December 31
                                                                               2008                2007
                                                                         --------------------------------------
Assets
Cash                                                                     $         6,289    $          20,375

Investments, at fair value:
  Mutual funds                                                                43,327,498           73,067,196
  Volt Information Sciences, Inc. Common Stock Fund                            4,942,724           13,301,977
  Common/Collective trusts                                                    26,375,621           25,345,117
  Participant loans                                                            2,546,496            3,335,055
                                                                         --------------------------------------
Total investments                                                             77,192,339          115,049,345
                                                                         --------------------------------------

Contributions receivable:
  From employer                                                                1,483,869            1,314,113
  From participants                                                              173,549              205,201
                                                                         --------------------------------------
Total contributions receivable                                                 1,657,418            1,519,314
                                                                         --------------------------------------

Interest and dividend receivable                                                  72,256               34,269
                                                                         --------------------------------------

Total assets                                                                  78,928,302          116,623,303
                                                                         --------------------------------------

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive
 investment contracts                                                            887,554                7,141
                                                                         --------------------------------------

Net assets available for benefits                                       $     79,815,856   $      116,630,444
                                                                         ======================================



See accompanying notes to financial statements.

                  Volt Information Sciences, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                            Year ended December 31
                                                                           2008                 2007
                                                                   ------------------------------------------
Additions to net assets attributed to:
Investment income:
  Interest and dividend income                                      $      1,005,760      $      4,347,806
  Net depreciation in fair value of investments                          (37,729,551)          (10,806,544)
                                                                   ------------------------------------------
Total investment loss                                                    (36,723,791)           (6,458,738)
                                                                   ------------------------------------------

Contributions:
  Participant                                                             14,886,442            13,258,460
  Employer                                                                 2,972,884             2,321,116
                                                                   ------------------------------------------
Total contributions                                                       17,859,326            15,579,576
                                                                   ------------------------------------------

Total additions (net of investment losses)                               (18,864,465)            9,120,838
                                                                   ------------------------------------------

Deductions to net assets attributed to:
Benefits paid to participants                                              8,578,853             9,850,193
Transfers from plan                                                        9,353,295                     -
Other deductions                                                              17,975                11,875
                                                                   ------------------------------------------

Total deductions                                                          17,950,123             9,862,068
                                                                   ------------------------------------------

Net (decrease)                                                           (36,814,588)             (741,230)

Net assets available for benefits at beginning of year                   116,630,444           117,371,674
                                                                   ------------------------------------------
Net assets available for benefits at end of year                  $       79,815,856    $      116,630,444
                                                                   ==========================================


See accompanying notes to financial statements.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements

                           December 31, 2008 and 2007


A. Plan Description

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("Volt" or the "Company") on September 29, 1980. It is a defined contribution savings plan in which eligible employees of the Company can participate. The Plan consists of employee 401(k) contributions, and employer contributions.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Plan Document.

     Eligibility: Employees become eligible on their first day of employment, except as outlined in the Plan Document.

     Participant Contributions: Effective May 2007, new employees were automatically enrolled in the plan with a 3% contribution, with a thirty day grace period to opt out. Participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Participants who have reached age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

     Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. At December 31, 2008 and 2007, the balance of unused forfeitures was $616,394 and $474,244, respectively.

                  Volt Information Sciences, Inc. Savings Plan

A. Plan Description (continued)

     Rollover  Contributions:  The  Plan  permits  the  acceptance  of  rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

     Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

     Payment of Benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59 1/2. If a participant terminates service with the Company, the participant can request a distribution of their vested account balance at any time. Benefits are recorded when paid.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.


B. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See note D for discussion of fair value measurements.

                  Volt Information Sciences, Inc. Savings Plan

B. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through collective trust funds. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Costs and expenses incurred with regard to the administration of the Plan may be paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


C. Investments

The Company, with the approval of the Board of Directors, changed the trustee of the Plan from Bank of New York Mellon to Charles Schwab. In May 2007, the assets, excluding the investment in the Mellon Stable Value Fund, were transferred to the new trustee. The investment in the Mellon Stable Value Fund was transferred to the new trustee over a nine-month period beginning May 2007. During this transition period, the Mellon Stable Value Fund and the Schwab Stable Value Fund were combined into a blended fund called the Volt Unitized Stable Value Fund. In April 2008, the Volt Unitized Stable Fund was removed from the plan and the assets were transferred to the Schwab Stable Value Fund.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

The fair value of investments held by the Plan as of December 31, 2008 and 2007 were as follows:

Investments at fair value                                                          December 31
                                                                           2008                 2007
                                                                    ------------------------------------------
Common/Collective Trusts:
  Schwab Managed Retirement 2010                                  $      1,793,177    $       2,995,423
  Schwab Managed Retirement 2020                                         2,076,486            3,196,632
  Schwab Managed Retirement 2030                                         2,112,238            2,509,812
  Schwab Managed Retirement 2040                                         1,113,802            1,174,913
  Schwab Managed Retirement 2050                                           554,094              233,108
  Schwab Managed Retirement Inc                                            443,748              230,238
  Schwab Stable Value Fund (1)                                          18,282,076*           8,762,817*
  Mellon Stable Value Fund (1)                                                   -            6,242,174*
Mutual Funds:
  Alger Small Cap Growth Fund                                             1,791,195            3,578,825
  American Beacon Large Cap Value Fund                                    2,140,993            3,950,280
  Davis New York Venture Fund                                             1,211,748            1,378,432
  Goldman Sachs Mid-Cap Value Fund                                        8,545,203*          16,626,638*
  Laudus International Market Masters Fund                                4,913,157*          10,304,889*
  Morgan Stanley Mid Cap Growth Fund                                      1,306,324            2,596,016
  Northern Small Cap Value Fund                                             906,068              585,165
  Schwab S&P 500 Index Fund                                              13,389,625*          23,612,213*
  T Rowe Price Growth Stock Fund                                          1,793,865            2,231,381
  Western Asset Core Plus Port Fund                                       6,467,680*           7,319,201*
  Volt Information Sciences, Inc. Common Stock Fund                       4,942,724*          13,301,977*
Self-directed accounts                                                      861,640              884,156
Participant loans                                                         2,546,496            3,335,055
                                                                    ------------------------------------------
Total investments                                                  $     77,192,339    $     115,049,345
                                                                    ==========================================

*Individual investment representing 5% or more of net assets available for benefits.

(1) In 2007, these funds were components of the Volt Unitized Stable Value Fund. In April 2008, the Volt Unitized Stable Value Fund was removed from the plan and the assets were transferred to the Schwab Stable Value Fund.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

During the years ended December 31, 2008 and 2007, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value as follows:

                                                                                December 31
                                                                          2008                2007
                                                                  -----------------------------------------

Mutual funds                                                       $     (27,387,806)   $        (717,700)
Volt Information Sciences, Inc. Common Stock Fund                         (7,571,931)         (10,500,320)
Common/Collective trusts                                                  (2,769,814)             411,476
                                                                  -----------------------------------------
Net change in fair value                                           $     (37,729,551)    $    (10,806,544)
                                                                  =========================================

The following table details information about the net assets and the significant components of the changes in net assets relating to the Volt Information Sciences, Inc. Common Stock Fund, which until March 31, 2007 included both participant and non-participant directed amounts.

                                                                     December 31
                                                                        2007
                                                                  ------------------
Additions
Investment income:
  Interest, dividend and other income                             $         1,527
  Net (depreciation) appreciation in fair value                       (10,500,320)
Participant contributions                                                 835,151
Employer contributions                                                    140,380
Transfers from (to) other investment funds, net                            26,577
                                                                  ------------------
                                                                       (9,496,685)
Deductions
Benefits paid to participants                                             819,283
Other deductions                                                              659
                                                                  ------------------

Net (decrease) increase                                               (10,316,627)

Net assets available for benefits at beginning of year                 23,729,752
                                                                  ------------------
Net assets available for benefits at end of year                  $    13,413,125
                                                                  ==================

                  Volt Information Sciences, Inc. Savings Plan

D. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" for certain financial assets and liabilities. This standard establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

     Level 1: Quoted market prices in active markets for identical assets or liabilities.

     Level 2: Quoted   prices  in  active    markets  for  similar   assets  and
              liabilities, quoted  prices   for identically   similar  assets or
              liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

     Level 3: Unobservable   inputs  reflecting  the  reporting   entity's   own
              assumptions or external inputs for inactive markets.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used at December 31, 2008.

Common Stocks Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/Collective Trusts: Valued at the net asset value per unit as reported by the respective funds.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan as reported on the active market at year end.

Participant loans: Valued at amortized cost, which approximate fair value.

                  Volt Information Sciences, Inc. Savings Plan

D. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

                                        Level 1              Level 2            Level 3                  Total
                                  ------------------------------------------------------------------------------------

Volt Common Stock Fund                     $ 4,942,724                   -                  -             $ 4,942,724

Mutual funds                                43,327,498                   -                  -              43,327,498

Common/Collective trusts                             -        $ 26,375,621                  -              26,375,621

Participant loans                                    -                   -        $ 2,546,496               2,546,496

                                  ------------------------------------------------------------------------------------
Total assets at fair value                $ 48,270,222        $ 26,375,621        $ 2,546,496            $ 77,192,339
                                  ====================================================================================


The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December, 31, 2008:

                                                                            Participant
                                                                               Loans
                                                                         ------------------

       Balance, beginning of year                                            $ 3,335,055

       Realized gains (losses)                                                         -
       Unrealized gains (losses)                                                       -
       Purchases, sales, issuances and settlements (net)                        (788,559)
                                                                         ------------------

       Balance, end of year                                                  $ 2,546,496
                                                                         ==================


                  Volt Information Sciences, Inc. Savings Plan

E. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 7, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.


F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 December 31
                                                                          2008                 2007
                                                                   ----------------------------------------

Net assets available for benefits per the financial statements
                                                                      $  79,815,856      $    116,630,444
Less:  contract value adjustment                                           (887,554)               (7,141)
Less: amounts allocated to withdrawing participants                        (279,011)             (268,959)
                                                                   ----------------------------------------
Net assets available for benefits per the Form 5500                 $    78,649,291      $    116,354,344
                                                                   ========================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:


Benefits paid to participants per the financial statements                              $    8,578,853
Add: amounts allocated to withdrawing participants at year-end                                 279,011
Less: amounts allocated to withdrawing participants at prior year-end                         (268,959)
                                                                                       ------------------
Benefits to participants per the Form 5500                                              $    8,588,905
                                                                                       ==================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

                  Volt Information Sciences, Inc. Savings Plan

F. Reconciliation of Financial Statements to Form 5500 (continued)

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported net asset values on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.


H. Transfers from Plan

In September 2008, the Company sold the net assets of its directory systems and services business and its North American telephone directory publishing operations. As a result, the terminated employees' account balances were transferred to the successor company's savings plan.


I. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


J. Subsequent Event

In January 2009, the Company reduced the matching contribution to equal to 50% of the first 2% of salary contributions by eligible participants.

In June 2009, the Dreyfus Bond Market Index Fund was added as an additional fund option.

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2008

                             Description                                   Units/Shares         Current Value
------------------------------------------------------------------------------------------------------------------
Schwab Managed Retirement 2010*                                                 146,741          $  1,793,177
Schwab Managed Retirement 2020*                                                 170,204             2,076,486
Schwab Managed Retirement 2030*                                                 172,287             2,112,238
Schwab Managed Retirement 2040*                                                  92,126             1,113,802
Schwab Managed Retirement 2050*                                                  89,370               554,094
Schwab Managed Retirement Inc*                                                   43,935               443,748
Alger Small Cap Growth Fund                                                     116,161             1,791,195
American Beacon Large Cap Value Fund                                            163,310             2,140,993
Davis New York Venture Fund                                                      51,302             1,211,748
Goldman Sachs Mid-Cap Value Fund                                                387,362             8,545,203
Laudus International MarketMasters Fund                                         449,923             4,913,157
Morgan Stanley Mid Cap Growth Fund                                               76,393             1,306,324
Northern Small Cap Value Fund                                                    86,128               906,068
Schwab S&P 500 Index Fund*                                                      963,976            13,389,625
T Rowe Price Growth Stock Fund                                                   93,821             1,793,865
Schwab Stable Value Fund                                                      1,058,587            18,282,076
Western Asset Core Plus Port Fund                                               745,124             6,467,680
Personal Choice Retirement (1)                                                                        861,640
Volt Information Sciences, Inc Common Stock Fund* (2)                           683,641             4,942,724
Participants loans**                                                          2,546,496             2,546,496
                                                                                               --------------
                                                                                                 $ 77,192,339
                                                                                               ==============

*    Indicates party-in-interest to the Plan.
**   All loans mature within 10 years; interest rates range from 4.25% to 10.5%.

(1) Personal Choice Retirement, the participants' self-directed accounts, consists of various investments.

(2)  Cost $9,988,311

The "Cost" column is not applicable because all investment programs are fully participant directed.

                  Volt Information Sciences, Inc. Savings Plan


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                        VOLT INFORMATION SCIENCES, INC.
                                               SAVINGS PLAN
                                        -------------------------------



                                        By: /s/Jack Egan
                                            ------------------------------------
                                            Jack Egan, Administrator



Date: June 25, 2009


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